Filed by Huntington Bancshares Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Cadence Bank
Commission File No.:  001-34073
Date:  October 27, 2025

The following is a transcript of the analyst call held by Huntington Bancshares Incorporated (“Huntington”) in connection with the proposed transaction between Huntington and Cadence Bank.

Cadence Bank NYSE:CADE
M&A Call
Monday, October 27, 2025 12:30 PM GMT

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Contents

Table of Contents

Call Participants	3

Presentation	4

Question and Answer	8

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CADENCE BANK M&A CALL  OCT 27, 2025

Call Participants

EXECUTIVES

Brantley J. Standridge
Senior EVP and President of Consumer
& Regional Banking

Stephen D. Steinour
Chairman, President & CEO

Unknown Executive

Zachary J. Wasserman
CFO & Senior EVP

ANALYSTS

Erika Najarian
UBS Investment Bank, Research
Division

Jon Glenn Arfstrom
RBC Capital Markets, Research
Division

Kenneth Michael Usdin
Bernstein Autonomous LLP

Manan Gosalia
Morgan Stanley, Research Division

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CADENCE BANK M&A CALL  OCT 27, 2025

Presentation

Operator

Greetings and welcome to the Huntington Bancshares Conference Call. [Operator Instructions] As a reminder, this conference is being recorded.

It's now my pleasure to turn the call over to Steve Steinour, Chairman and CEO. Please go ahead, Steve.

Stephen D. Steinour
Chairman, President & CEO

Good morning, everyone, and thanks for joining. Joining me on the line today are Brant Standridge, our President of Consumer and Regional Banking; Zach Wasserman, Chief Financial Officer; and Brendan Lawlor, Chief Credit Officer. Before we begin, I'll ask you to note the forward-looking statements in our press release on Pages 2 and 3 of the presentation we're referencing for this call.

Now beginning on Slide 4. 2 weeks ago, we were together to share with you details on our terrific earnings results from the third quarter. Last Monday, on the 20th, we closed the Veritex combination. Malcolm Holland and his team have done just an outstanding job partnering with our team to quickly get us to this point. And together, we are smoothly executing the integration. As you saw in this morning's press release, and on the heels of those important events, we are thrilled to be with you today to announce our partnership with Cadence. This is a very important milestone for our company, and it positions us to drive growth and to drive value creation even faster and at greater scale.

There are 4 key reasons we're so excited about this partnership. First, through this combination, Huntington will become a multi- region powerhouse, 10th largest bank in the country with deeply rooted strength in our core markets, a strategic foothold in high- growth markets across the South and immediate scale and density in Texas. Second, Cadence's footprint and businesses are highly complementary to Huntington's and serve as a springboard for significant growth across our expanded markets. Third, this combination offers compelling financial returns, including significant cost synergies that will further increase our top-tier return on capital. And lastly, this partnership reinforces the platform we've built to sustain robust competitive success over the long term. Our go-forward position as a top 10 bank enables a high level of investment that will drive acceleration in Texas and across our other markets. We believe the scale of this recurring investment capacity will reinforce our competitive advantages for the longer term.

Turning to Slide 5. Cadence has more than 390 branches and 1 million customers across Texas and the South. And through this combination, we'll bring the full Huntington franchise to customers across 21 states while increasing the penetration of our national commercial businesses. Our footprint now covers half the U.S. population with the Cadence addition and is oriented to states that are expected to grow 30% faster than the national average over the next 5 years. Our combined organization will serve a dynamic and growing customer base and have a presence in 12 of the top 25 fastest-growing large MSAs and numerous fast-growing smaller ones. We really like the markets that Cadence operates in, and they fit well into our operating model. Brant will talk more about this in a moment.

Turning to Slide 6. As we've spoken about many times, our primary focus is on driving organic growth. We have a differentiated model that positions us to win with our customers. That model has also made us a partner of choice for other banks, and we have rigorous criteria for pursuing any inorganic opportunities and Cadence meets all of those criteria. First, this partnership is highly strategic. Over its nearly 150-year history, Cadence has built strong roots in its core markets and a strategic presence in higher growth ones. Like Huntington, Cadence's teams have built generational relationships with customers. And the strength of those relationships has underpinned their consistent performance over time. This approach has resulted in a very attractive franchise position. Cadence holds top deposit share in many of the MSAs where they compete. Together, our combined deposit share will be top 5 in Houston and in Dallas. Cadence also brings expertise in specialty verticals that add to our expanding capabilities and provide access to a broader range of commercial clientele.

Our organizations also have strong cultural alignment. Cadence's customer -- Cadence's relationship-driven community-based approach aligns very well with our local delivery model and our people-first culture. And our partnership with Dan Rollins, Cadence's Chairman and CEO, and his leadership team is built on a common vision and common values. Of course, any combination for us has to be financially attractive, and Cadence provides compelling financial benefits. Through the combination, we are increasing our outlook for pro forma 2027 ROTCE by 200 basis points to 18% to 19%, and we expect the deal to be accretive to 2027 EPS by approximately 10%. Zach will provide more detail on the financials in a moment.

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CADENCE BANK M&A CALL  OCT 27, 2025

Before I turn the call over to Brant, let me give you some background on how this combination came together. I met Dan Rollins 2 years ago and connected with him at an event in June. And then he spent the day with our management team early in the month of July to start a more focused dialogue. since then, we've had numerous meetings with various groups of directors and our executive management teams to get to know each other. Our teams have been engaged in very detailed planning over these 4 months. We've made a focus of ensuring we understand their markets, their operating model and their people. and we have strong line of sight on the actions needed to ensure a smooth conversion and how we'll drive significant success beyond that.

For this reason, we are very -- we have very high confidence in achieving our expense synergies and also in driving future revenue synergies as a combined organization. As in our previous combinations, we are very intentional in the way that we build relationships that underpin long-term successful partnerships. Dan and the entire Cadence senior management team have been and will continue to be outstanding partners throughout this integration process and beyond. And we're delighted that Dan will join Huntington as Vice Chairman and member of the Board, will benefit from his wise counsel and over 4 decades of banking experience.

Now I'll hand it over to Brant, who will dive deeper into how our proven operating model will integrate with Cadence to unlock even greater potential.

Brantley J. Standridge
Senior EVP and President of Consumer & Regional Banking

Thank you, Steve. I'd like to direct everyone's attention to Slide 7. But I'd like to start by echoing Steve's comments and express my own thanks to Dan and the team for their strong partnership and engagement throughout this process. As Steve noted, our teams have spent a considerable amount of time together, and there's been a particular focus on diligence and key leadership. In addition, we conducted a detailed review of the loan portfolio, underwriting policies and portfolio management strategies, including collateral valuation. We also meticulously evaluated how our operating models will fit together, looking at every area of operational management. A key focus was on people and in particular, how we will organize the leadership structure. Their support has helped us accelerate many of our planning activities, including key decisions around personnel and positioned us to hit the ground running today.

As we've discussed before, we have a differentiated operating model that is grounded in delivering powerful national capabilities to our local markets with local leadership and an integrated tailored approach. We've proven the success of this model in markets such as Ohio that has been in our franchise for many decades and where we have significant depth. We've also proven the effectiveness of the model in markets such as Illinois, Minnesota and Colorado that came to us through partnerships like the one we completed with TCF in 2021. Since that combination, we've deployed our full franchise into these markets.

We've invested for growth, and we have driven significant share gains and business expansion, driving revenues, frankly, much faster than each region's GDP. We also have a playbook for investing and growing organically, which is reflected in our rapid growth in North and South Carolina. We're leveraging the deep capabilities of the franchise, harnessing our strength in marketing and quickly building local brand awareness and customer acquisition. We are enthusiastic about the opportunity to bring the full Huntington franchise to Cadence markets. The financial opportunity is significant, and we believe our approach to delivering national scale and capabilities locally will unlock this opportunity in many powerful ways.

If I could turn to Slide 8. Our partnership with Cadence adds powerful density in key markets and extends our growth reach. Cadence currently serves over 1 million customers, 1 million consumers and 166,000 commercial clients. It has a terrific set of foundational markets where we can immediately benefit from deep local presence and density. In markets such as Mississippi and Alabama, Cadence has top 10 deposit market share. These markets provide durable, low-cost deposits, and we see immediate opportunity to add and deepen customer relationships by delivering the full Huntington franchise with our broad suite of products, enhanced digital tools and targeted marketing capabilities.

This combination also gives us an important springboard in numerous attractive high-growth markets. In Texas, we'll add Austin and a significant presence across the Texaplex. I'll say more about Texas in a moment. We're also very excited to expand into rapidly growing markets such as Atlanta, Nashville, Orlando and Tampa and a number of others. Looking at these markets, we see immediate opportunities to accelerate the rollout of our middle market commercial and national specialty banking businesses as well as extend the reach of our combined platform to new clientele in these areas. We also see strong opportunities for value-added services to attach to Cadence's existing offerings in wealth and investment management and commercial payments.

And we will attract Cadence customers to the expanded range of our capital market services on the basis of our advice and guidance- led strategy. We believe there is a similar opportunity in the consumer space as we look to leverage Cadence's presence and expand our combined branch network and strong digital capabilities. We're excited by all the opportunities we see across the entire Cadence business, but we're particularly thrilled about this partnership because the immediate scale it offers in one of the most dynamic economies in the world. So let's discuss our outlook for the combined Texas platform.

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CADENCE BANK M&A CALL  OCT 27, 2025

Turning to Slide 9. By combining Huntington, Veritex and Cadence, we're building a powerful financial powerhouse in Texas, the eighth largest economy in the world. The state is projected to lead U.S. population growth, adding 2.1 million people by 2031. Based on my own personal experience living in Texas for a time and the experience of other Huntington executives that have spent considerable parts of their career there, we know firsthand that Texas is a significant opportunity. The Texaplex, the triangle between Dallas and Fort Worth to the North, Houston to the Southeast and Austin and San Antonio to the Southwest is a juggernaut of economic growth with approximately 190,000 new households migrating there each year and 53 Fortune 500 companies headquartered in the region.

Our pro forma franchise immediately becomes a leading player in the state, with scale and density that position us for accelerated growth. We'll have 144 branches across the state, ranking #9 in Texas for branch count. Our deposit base jumps to $26 billion, making us the #8 bank in Texas by deposits. And as you can see, there's quite a tight grouping in the league table. So with our current growth rate, we're going to expect to be in the top 5 soon. Importantly, as Steve mentioned, in both Dallas and Houston, we will be #5 in terms of deposits. This scale in these markets will provide the springboard for further investment in market share expansion. As I noted, we're excited to have a strong presence in Austin for us to deploy our growth playbook. Cadence brings a significant scale in the Texaplex. And we will invest to augment that position with additional local branch presence and significant commercial middle market growth.

As you know, we closed our Veritex combination last week, and we could not be happier with the colleagues that have joined us, and frankly, the momentum our combined are already seeing in the market. This combination with Cadence is highly complementary with Veritex in several important ways. First of all, Veritex has strong density in Dallas, whereas Cadence has significant presence in Houston and Central Texas. Veritex has tremendous strength in commercial lending, while Cadence will increase our consumer bank presence. These 2 partnerships powerfully build out our Texaplex presence with a highly complementary customer composition.

Now let me turn it over to Zach to unpack the financials in greater detail.

Zachary J. Wasserman
CFO & Senior EVP

Thank you, Brant. Turning to Slide 10. As Steve noted, we approached this transaction with discipline and a focus on shareholder value. We were drawn to Cadence because it's a compelling strategic, cultural and financial fit. Strategically, Cadence is a premier regional franchise with deep roots and strong leadership across high-growth markets. By joining forces, we accelerate our growth trajectory across the combined footprint. Culturally, there is a remarkable alignment between our organizations. Cadence's customer- first business model, commitment to local communities and track record of performance mirror Huntington's values and approach. The addition of Cadence's leadership, including Dan Rollins and 2 Cadence Board members to Huntington's Board will further strengthen our ability to execute and deliver for our stakeholders.

Financially, this transaction is designed to deliver compelling returns. The deal is structured as an all-stock transaction with Cadence shareholders receiving 2.475 Huntington shares for each Cadence share, resulting in pro forma ownership split of 77% Huntington and 23% Cadence. Let's spend a moment on key financial metrics. The aggregate consideration for the transaction is $7.4 billion, representing 1.7x tangible book value and 11.7x 2026 consensus earnings per share or importantly, 8.2x synergy adjusted earnings per share. The transaction is expected to be accretive to 2027 earnings per share by 10% and to return on tangible common equity by 200 basis points. We project a pro forma tangible book value per share at close of $9.33. This suggests 7% dilution to the estimated first quarter 2026 TBV or just 2 percentage points from the third quarter level of $9.54. The earn-back period is 3 years, reflecting the increased earnings power of the combined platform and cost synergy realization.

I will highlight that aligned to market convention, none of the reported financial metrics include any revenue synergies, which we have high confidence in achieving. We anticipate minimal impacts to our capital ratios, with an expected adjusted CET1 at closing of 9.2%. We will maintain a strong balance sheet and financial flexibility to support ongoing growth and investment. We're committed to continuity and local leadership and key operating centers in Tupelo, Birmingham and Houston will remain important colleague locations. This structure ensures continuity, local leadership, preserving deep relationships and sets us up for strong future growth. This combination creates a premier regional franchise, accelerates growth across our combined footprint and delivers compelling financial returns for shareholders. We expect the deal to close in the first quarter of 2026, subject to shareholder approval and regulatory approval from the OCC as well as customary closing conditions.

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CADENCE BANK M&A CALL  OCT 27, 2025

Turning to Slide 11. This combination will unlock very significant scale efficiencies that will increase both earnings power and returns as well as create the capacity to further accelerate investment into the business. We have identified $365 million in pretax cost synergies, representing 30% of Cadence's forecasted 2027 cash noninterest expense. Our teams have mapped out specific actions and time lines, and we have a high confidence in our ability to meet or exceed these estimates. For modeling process, we expect to realize 75% of these synergies in 2026 with full run rate in 2027. This efficiency gain will further bolster our top-tier ROTCE among regional banks. We are raising our medium-term financial target for 2027 ROTCE to 18% to 19%.

Turning to Slide 12. We have a proven flywheel for value creation, and the robust growth we are delivering is a clear proof point. It all starts with our differentiated operating model. As Brant just noted, our approach is working, both in our long-standing markets and in our new ones. We are confident we'll be able to drive the same level of success in partnership with Cadence. This differentiated model supports strong underlying customer acquisition and relationship deepening, winning share in our markets and powering accelerating revenue and earnings growth. We have an intentional approach to plow back a portion of those economics into high-return investments with strong and proven ROI. This approach has powerful results. Over the last 5 years, we have grown investments in our business by a remarkable 21% compound annual growth by leveraging our earnings power and consistently driving reengineering of over 1% per year of our underlying operating costs. The growth of investments that I just mentioned is truly remarkable and we believe a major competitive differentiator.

We've accomplished this while holding the growth of total noninvestment operating expenses to less than 5% per year, a level far below our revenue growth CAGR of 9.4% over the same time frame. The scale efficiencies from this partnership will allow us to add even more investments. And those investments drive sustainable competitive advantage. We have the team, the capabilities and the products to win today, and we're building to further distance ourselves at the head of the pack. All of this is accomplished with strict adherence to our most important foundational principle, our aggregate moderate to low-risk appetite. Our partnership with Cadence reinforces this flywheel and we believe will drive significant value long into the future.

Now I'll turn it back to Steve for a few closing remarks.

Stephen D. Steinour
Chairman, President & CEO

Thank you, Zach. Turning to Slide 13, as we close our comments today, I want to share 2 final thoughts. Over the years, Huntington has become nimble, adapting and evolving where needed to steadfast in delivering the highest level of customer service and the results speak for themselves, consistent top-tier financial performance and earnings growth over many years in a manner consistent with our aggregate moderate to low-risk appetite. Looking forward, the combination with Cadence creates a top 10 regional banking powerhouse that is well positioned to grow in attractive markets and with a powerful platform for further investment. We're poised to deliver strong growth and top-tier returns long into the future. The flywheel created by the combination of these factors enables us to have a sustainable competitive advantage. This partnership enhances our vision to be the leading people-first customer-centered bank in the country, delivering significant value for our shareholders, customers and communities. Finally, we're thrilled to welcome our new colleagues to Huntington. We have never been better positioned.

Eric Wasserstrom
Head of Investor Relations and EVP

Thank you. [ Kevin, ] we are now going to open the line for Q&A. I request that each participant ask one question followed by one follow-up question. And the IR team will be available for the rest of the day for any additional follow-ups.

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CADENCE BANK M&A CALL  OCT 27, 2025

Question and Answer

Operator

[Operator Instructions] Our first question today is coming from Jon Arfstrom from RBC Capital Markets.

Jon Glenn Arfstrom
RBC Capital Markets, Research Division

Yes, looks like a good deal. Zach, maybe a question for you on the cost synergy target. Anything to note on the size of the expense saves? Or do you view that as fairly typical? I know you said meet or exceed, but can you just talk through your level of confidence there?

Zachary J. Wasserman
CFO & Senior EVP

Yes. Great question, Jon. And we think the cost synergies, as I noted in the prepared remarks, are very achievable. We have a strong line of sight to it. The diligence process that both Brant and Steve highlighted was extraordinarily rigorous and not only went into a deep, deep review of things that would call out potential risk, but more importantly, to drive the action plan for us to really execute not only the cost synergies, but of course, the integration and importantly, the growth synergies that will come from this. So we've got strong line of sight to this. The categories of cost synergy achievement are what you'd expect from a large combination like this, tech platform efficiencies, of course, org efficiencies that come from these kind of combinations and a number of other sources of scale and benefits of automation on the Huntington side. So strong confidence we'll meet them. History is a guide and TCF is a great example. We exceeded these. And so certainly, we will endeavor to do that as well.

Jon Glenn Arfstrom
RBC Capital Markets, Research Division

Yes. Okay. And then key drivers of the 200 basis point lift in the combined return expectations of the company, is that just Cadence? Are there other drivers? Is it revenue synergies? Can you just help us understand that big lift in return objectives?

Zachary J. Wasserman
CFO & Senior EVP

It's another good one. And the short answer is, none of the financial projections that we provided here today include any degree of revenue synergies. We do believe we'll see quite strong revenue synergies and that will be even more earnings power and revenue lift. But to be clear, none of these projections include that at this time. The main driver to the return on capital improvement is the efficiency opportunity that the cost synergies would represent. We think there'll be meaningful lift in efficiency, improvement in ROA. All of that will translate into 200 basis points of return on capital. One thing I would note is we are assuming in that, that the gross benefit of the efficiency is more than just 200 basis points of ROTCE improvement. But we also intend to plow back, as I noted in my prepared remarks, a fair amount of that into investments. And the net of that will be 200 basis points of ROTCE, which if you go back, Jon, to our value accretion model, we've talked about a lot, strong earnings, very significant growth in tangible book value per share at the high single digit to low double digit and then a top-tier return on capital, that will really be the model that we've got.

Jon Glenn Arfstrom
RBC Capital Markets, Research Division

Investment plan was question 3 and 4 for me, but thank you guys, appreciate it.

Operator

Next question is coming from Erika Najarian from UBS.

Erika Najarian
UBS Investment Bank, Research Division

Maybe I'll just ask Jon's question about the investment plan. So just -- the first part of this first question is the way you answered the question, Zach, on the ROTCE, it sounds like it's all numerator driven versus capital driven, particularly given your comments on the capital impact. Additionally, could you detail some of those investment plans, if you could? And also maybe just reassure some investors that were -- are sort of seeing the sentence that there are no branch closures, but you're getting 30% cost saves anyway?

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CADENCE BANK M&A CALL  OCT 27, 2025

Zachary J. Wasserman
CFO & Senior EVP

Yes. Maybe I'll take the first part of that and some of my colleagues may want to tack on as well here. But the investment plan that we have, and we'll come back with, obviously, in future conversations in detail on a lot more clear basis. But I would estimate to be substantive, probably on the order of 1% efficiency plow back ultimately over the longer term, Erika. And to answer your question on ROTCE. Yes, it's effectively numerator driven at this point. Our projections for capital, as I noted in the prepared remarks, at close, tangible book value per share just about 2% lower than today's level. So not significantly different and the kind of upward continued trajectory of both tangible book value per share growth but also just capital ratios generally. The kind of long-term trajectory of our capital and capital plan is really unchanged as a result of this. In fact, the earnings power of this, the higher return on capital, we think will accelerate capital generation. And I've been very, very excited about the revenue synergy opportunities. Maybe, Brant, you want to tack on to that.

Brantley J. Standridge
Senior EVP and President of Consumer & Regional Banking

Yes, it would be great. Thank you, Erika, for the question. Two areas I would mention as it relates to the Cadence footprint. It presents markets where we can expand our branch presence and entire consumer franchise. The second area would be this creates a number of markets where we can expand as we have been doing our commercial banking franchise, including middle market banking and the specialty businesses. There are also areas in our core business, this will unlock and fuel additional investments like mobile, like the work we're doing around our small business customers. And there are a number of emerging payments areas that this unlocks additional investment capacity to explore.

Stephen D. Steinour
Chairman, President & CEO

Erika, this is Steve. I'll just finish off. You asked about confidence without the branch closures and 30%. And as we've said, we have very high confidence. We've had 4 months of very detailed planning here. Dan Rollins and team have just been exceptionally good partners. And Brant and our teams here have gotten into this in great detail. This is the most advanced I've ever seen us or my predecessor be positioned at point of announcement to execute by far.

Erika Najarian
UBS Investment Bank, Research Division

And Steve, the follow-up question is for you. You've been CEO of Huntington for a very long time and have built a very strong culture. As you expand inorganically, how do you make sure entry at the Huntington culture is the prevailing culture of the pro forma company? And how do you balance that with retaining the top talent and making sure that you're not being poached by opportunistic banks as this deal gets integrated?

Stephen D. Steinour
Chairman, President & CEO

Well, that's a great question, Erika, as well. And we are very intentional about the teams that we bring on in any combination like this. And a lot of that groundwork has already been done in terms of selections. And over the next weeks, there will be more internal communication around that. Cadence is nearly a 150-year-old company like Huntington in many, many respects, very customer service focused, very much about communities, and we align incredibly well culturally with them. Again, we've had 4 months of significant interaction at multiple levels of the company to have this appreciation for their values and the nature of how they operate. And so we're highly confident in our ability to execute, including the cultural elements. We spend a lot of time on that. And we'll begin that today. We'll be in Tupelo, Mississippi today. We've got 23 stops over the next 2 weeks, that the management team will be doing. We're going to touch more than half the colleagues in these first 2 weeks. And part of this will be with a view of engaging them, but also retaining the key colleagues, most of whom have already been contacted.

Brantley J. Standridge
Senior EVP and President of Consumer & Regional Banking

Erika, if I could just add to that, what Steve is describing is really a partnership approach to these opportunities. And it's proven that, that leads to less disruption. And the company, as you've noted, has been successful in executing this approach. TCF was a great example. Veritex is off to an excellent start. And also, as you look at the build-out of the commercial bank and the commercial verticals that we've been able to build, that is another example of where this partnership approach can be quite significant. And the last comment I'll just reinforce is this has been a significant part of the diligence. Myself and Dan have actually traveled to a number of markets in the Huntington footprint so that, that team had a good understanding of our operating model and that -- so that we could assure going in that we would have a high level of alignment through this process. So we feel confident that we can deliver in these markets, and we feel confident that we'll have key leaders in place that can assist in doing that.

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CADENCE BANK M&A CALL  OCT 27, 2025

Erika Najarian
UBS Investment Bank, Research Division

I know it's super helpful for you guys to refer to that in the prepared remarks, the partnership approach.

Operator

Next question is coming from Manan Gosalia from Morgan Stanley.

Manan Gosalia
Morgan Stanley, Research Division

Steve, I wanted to get your thoughts on scale and how important it is in today's world, especially in high-growth markets like Texas. And then maybe the other side of that question is, what does that mean for some of the other markets in the Southeast like the Carolinas and Florida, where you're continuing to invest?

Stephen D. Steinour
Chairman, President & CEO

It's a great question. We have targeted growth in Texas, and that was the genesis of the Veritex partnership. We like Texas for lots of reasons, including its history of growth and the outlook. And as we -- we're very, very strong and substantial in the Midwest. As we looked at extending, Texas was the ideal next location for us to focus on since we've been investing in North and South Carolina and growing organically at a great rate in those 2 states. So we feel very fortunate to have had the opportunity to combine with Veritex and now Cadence. The Texaplex complex that Brant described is illustrative of just the focus that we've had. This is exactly where we ideally would like to be with our distribution and our colleagues in terms of economic activity in the state of Texas.

It is really fortunate for us that Cadence chose us as a partner because they have strong share -- lead share in Mississippi, strong share in a couple of other states, top 10 share, and they also have some very high-growth cities that we'll have footholds in. And much like we've done -- we are doing in North and South Carolina, we expect to grow those organically in the years ahead. So very, very optimistic about our ability to grow successfully in -- frankly, in all these markets, and we're excited and thrilled to be there.

Brantley J. Standridge
Senior EVP and President of Consumer & Regional Banking

Manan, on Slide 7 of the presentation, what we've tried to highlight is the model -- the operating model that we've described can be successful in markets where we have a lot of scale, and it also can be quite successful in markets where we've historically had limited scale. And so Texas, obviously, will have a lot more scale now, and we can accelerate that growth, but it doesn't take away from the high-growth areas that we have, where we have limited scale. This model works there and can create growth, and you see that highlighted on Slide 7.

Manan Gosalia
Morgan Stanley, Research Division

Great. And then maybe as a follow-up. Can you talk a little bit more about the integration process? You disclosed Veritex. Now you're buying Cadence, which is also in the process of integrating a couple of acquisitions. Does that make the integration process a little bit more challenging or maybe it takes a little bit longer. Can you just speak to that?

Brantley J. Standridge
Senior EVP and President of Consumer & Regional Banking

Manan, a couple of points I would make. This is Brant. First of all, as it relates to the organic plans that we have in North and South Carolina and other places, those are fully funded, and we have dedicated teams. And so those things continue. We have also dedicated resources to our integration planning and execution. And those resources are -- have been obviously operational for quite some period of time. And the integration with Veritex is going quite well. In fact, we would plan to execute the conversion early first quarter. Steve mentioned this a number of times, but as it relates to Cadence, we also have a lot of early planning that's taken place.

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CADENCE BANK M&A CALL  OCT 27, 2025

The technology, the integration teams have been meeting well in advance of today's announcement. We've had lots of conversations about operating model and key talent decisions, which will be helpful as we move into the integration. And we've also had a chance to take the time lines for both integrations and stack them on top of each other and have a level of confidence that we can effectively deliver. The last comment I would make is the company has a history with the rigor that we display of executing these integrations both efficiently and seamlessly. And I would expect we will do that in these 2 as well.

Stephen D. Steinour
Chairman, President & CEO

So these have been purposely sequenced, Manan, and we're going to be very busy, of course, and very focused. We've got -- we're going to drive organic growth at peer-leading levels. And we're going to get these 2 integrations done very successfully. So we have a lot on our plate. We're fully committed to delivering both.

Eric Wasserstrom
Head of Investor Relations and EVP

Kevin, I think we have time for one more.

Operator

Our final question today is coming from Ken Usdin from Autonomous Research.

Kenneth Michael Usdin
Bernstein Autonomous LLP

If I could clean up a couple of quick things. First of all, the loan rate mark, the $1.56 billion. Do you have a general sense of what that expected life is for that piece of the accretion?

Zachary J. Wasserman
CFO & Senior EVP

Yes. Ken, this is Zach. It's a great question. We're expecting a fairly short accretion path for that, about 40% of that coming back in 2026, roughly 35% in '27 and most of the remaining in 2028.

Kenneth Michael Usdin
Bernstein Autonomous LLP

Perfect. And then the next line, there's securities restructuring that happens day 2. Is that included in the EPS accretion? And how can we think about like the magnitude of that and how you think about the earn back on that piece of it?

Zachary J. Wasserman
CFO & Senior EVP

Yes. Good question. And the answer is yes, all of the economics anticipated from that are included in the numbers that we've shared today. Cadence had about $10 billion of securities and our intention is to restructure about 3 -- about 1/3 of it, really to align with our ALM policies and our liquidity requirements for our securities portfolio. That will mean that much of the day 1 mark on the securities portfolio, which was already included in Cadence's AOCI will be traded for just ongoing yield lift. Net-net, over the course of time, I think this is actually a positive NPV, although it does represent a modest drag in the near term on earnings per share, it's about $0.015 of lower earnings per share in 2027, but a longer net cash flow benefit out over the course of time, Ken. And again, included in the 10% EPS accretion that I've shared.

Operator

We've reached the end of our question-and-answer session. I'd like to turn the floor back over for any further or closing comments.

Stephen D. Steinour
Chairman, President & CEO

Well, thank you all for joining us and really appreciate the interest. The IR team is available. But you can tell, we are very excited about this opportunity to partner with Cadence, and I emphasize the word partner. They are in great markets with scale. There's a lot of long-term growth in these markets that we're going to pursue, and I think will be an important part of the overall contribution to the bank as we grow in the years ahead. We're especially excited about what -- this positioning in Texas. This Texaplex is an incredible economic engine, and we are exactly -- that's exactly where we're positioned as we go forward.

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CADENCE BANK M&A CALL  OCT 27, 2025

Of course, pleased to be in the other markets with scale, Mississippi is #1 bank as an example and some of these exciting cities. In aggregate, now we are -- we've got 2 very large regions, if you will, Texas and the South and the Midwest, both of which we're going to be operating at scale. And I think we've got just a fabulous outlook. We've, again, never been better positioned. The returns that Zach has shared of 18% to 19% and the EPS accretion in '27, it all looks really, really good as we think about the back half of this decade. So thank you for your interest. Have a great day, everybody.

Operator

Thank you. That does conclude today's teleconference and webcast. You may disconnect your line at this time and have a wonderful day. We thank you for your participation today.

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CADENCE BANK M&A CALL  OCT 27, 2025

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington Bancshares Incorporated (“Huntington”) and Cadence Bank (“Cadence”), the expected timing of completion of the transaction, and other statements that are not historical facts.  Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below.  Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements.  Forward-looking statements may be identified by words such as expect, anticipate, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations.  The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Huntington and Cadence caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Huntington’s and Cadence’s control.  While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions; deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs; the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; the impacts related to or resulting from bank failures and other volatility, including potential increased regulatory requirements and costs, such as Federal Deposit Insurance Corporation (the “FDIC”) special assessments, long-term debt requirements and heightened capital requirements, and potential impacts to macroeconomic conditions, which could affect the ability of depository institutions, including us, to attract and retain depositors and to borrow or raise capital; unexpected outflows of uninsured deposits which may require us to sell investment securities at a loss; changing interest rates which could negatively impact the value of our portfolio of investment securities; the loss of value of our investment portfolio which could negatively impact market perceptions of us and could lead to deposit withdrawals; the effects of social media on market perceptions of us and banks generally; cybersecurity risks; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Board of Governors of the Federal Reserve System (the “Federal Reserve”); volatility and disruptions in global capital, foreign exchange and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; changes in policies and standards for regulatory review of bank mergers; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the Securities and Exchange Commission (the “SEC”), the Office of the Comptroller of the Currency, Federal Reserve, FDIC, the Consumer Financial Protection Bureau and state-level regulators; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and Cadence; the outcome of any legal proceedings that may be instituted against Huntington or Cadence; delays in completing the proposed transaction involving Huntington and Cadence; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain Huntington shareholder approval or Cadence shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and Cadence do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the ability of Huntington and Cadence to meet expectations regarding the timing, completion and accounting and tax treatment of the transaction; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and Cadence successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and Cadence. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended June 30, 2025, each of which is on file with the SEC and available on the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Investor Relations” and in other documents Huntington files with the SEC, and in Cadence’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended June 30, 2025, each of which is on file with the Federal Reserve and available on Cadence’s investor relations website, ir.cadencebank.com, under the heading “Public Filings” and in other documents Cadence files with the Federal Reserve.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above.  Forward-looking statements speak only as of the date they are made and are based on information available at that time.  Neither Huntington nor Cadence assume any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.  If Huntington or Cadence updates one or more forward-looking statements, no inference should be drawn that Huntington or Cadence will make additional updates with respect to those or other forward-looking statements.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and Cadence and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction.  The proposed transaction involving Huntington and Cadence will be submitted to Huntington’s shareholders and Cadence’s shareholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS, SHAREHOLDERS OF HUNTINGTON AND SHAREHOLDERS OF CADENCE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND THE FEDERAL RESERVE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and Cadence, without charge, at the SEC’s website (http://www.sec.gov) and Cadence’s website (https://ir.cadencebank.com/fdic-federal-reserve-filings), respectively.  Copies of the joint proxy statement/prospectus, when available, and the filings with the SEC and the Federal Reserve that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007.  Copies of the joint proxy statement/prospectus, when available, and filings containing information about Cadence may be obtained after their filing with the Federal Reserve at (https://ir.cadencebank.com/fdic-federal-reserve-filings), by directing a request to Will Fisackerly, Cadence Investor Relations, Cadence Bank, (800) 698-7878, IR@cadencebank.com.  References to Cadence’s website does not constitute incorporation by reference of the information contained on the website and is not, and should not be, deemed part of this filing.

PARTICIPANTS IN THE SOLICITATION

Huntington, Cadence, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Huntington and shareholders of Cadence in connection with the proposed transaction.  Information regarding the interests of the directors and executive officers of Huntington and Cadence and other persons who may be deemed to be participants in the solicitation of shareholders of Huntington and Cadence in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive joint proxy statement/prospectus related to the transaction, which will be filed by Huntington with the SEC.  Information regarding Huntington’s directors and executive officers is available in its definitive joint proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 6, 2025, and other documents filed by Huntington with the SEC.  Information regarding Cadence’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the Federal Reserve on March 14, 2025, and other documents filed by Cadence with the Federal Reserve.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC and the Federal Reserve by Huntington and Cadence, respectively.  Free copies of these documents may be obtained as described above under “Important Additional Information.”